SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           FORM U-6B-2
                   Certificate of Notification
                               of
                   Yankee Gas Services Company

        with respect to Issuance of First Mortgage Bonds


Certificate is filed by:  Yankee Gas Services Company (the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:       5.26% First Mortgage Bonds,
                                               Series H, due 2019

2.   Issue, renewal or guaranty:               Issue

3.   Principal amount of each security:        $50,000,000 aggregate
                                               principal amount

4.   Rate of interest per annum of each
     security:                                 5.26%

5.   Date of issue, renewal or guaranty of
     each security:                            Issued November 15, 2004

6.   If renewal of security, give date of
     original issue:                           N/A

7.   Date of maturity of each security:        November 1, 2019

8.   Name of the person to whom each           Private Placement
     security was issued, renewed or           to various
     guaranteed:                               purchasers through
                                               J.P. Morgan
                                               Securities, Inc.,
                                               as sole lead agent,
                                               and RBS Securities
                                               Corporation, as
                                               co-agent

9.   Collateral given with each security,
     if any:                                   Indenture of Mortgage
                                               and Deed of Trust
10.  Consideration received for each
     security:                                 $50,000,000 in the
                                               aggregate



11.  Application of proceeds of each           (i)  to refinance short-term
     security:                                      debt of the Company and
                                               (ii) for other general
                                                    corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of
          Section 6(b):

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

     c.   the provisions contained in any rule of the Commission other
          than Rule U-48:          X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section
     6(b)).    N/A


14.  If the security or securities are exempt from the
     provisions of  Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1,
     1935, pursuant to the terms of which the security or
     securities herein described have been issued:    N/A


15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                             Rule 52


                                   YANKEE GAS SERVICES COMPANY


                                   By: /s/ Randy A. Shoop
                                       Name: Randy A. Shoop
                                       Title: Assistant Treasurer

Date:   November 24, 2004